UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, January 15, 2024—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including January 8, 2024, through January 12, 2024, the Company purchased a total of 219,223 shares at an average price of $45.01 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
8-Jan-24	OSE	11,618	45.11	524,066
8-Jan-24	NYSE	33,382	45.29	1,511,814
9-Jan-24	OSE	12,419	45.55	565,672
9-Jan-24	NYSE	31,581	44.79	1,414,390
10-Jan-24	OSE	8,321	44.81	372,879
10-Jan-24	NYSE	35,679	44.47	1,586,470
11-Jan-24	OSE	9,462	44.41	420,210
11-Jan-24	NYSE	34,538	44.95	1,552,393
12-Jan-24	OSE	15,000	45.66	684,932
12-Jan-24	NYSE	27,223	45.38	1,235,366
Period Total	OSE	56,820	45.19	2,567,760
	NYSE	162,403	44.95	7,300,434
	Total	219,223	45.01	9,868,193
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	130,002	45.76	5,948,497
	NYSE	382,625	46.22	17,685,109
	Total	512,627	46.10	23,633,607
Program Total	OSE	186,822	45.58	8,516,257
	NYSE	545,028	45.84	24,985,543
	Total	731,850	45.78	33,501,800

The issuer’s holding of own shares: 731,850

Following the completion of the above transactions, the Company owned a total of 731,850 of its own shares, corresponding to 0.99% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: January 16, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.